December 8, 2010

Mr. Gary S. Bresky
Chief Financial Officer
Behringer Harvard Mid-Term Value Enhancement Fund I, L.P.
15601 Dallas Parkway, Suite 600
Addison, Texas 75001

   Re: **Behringer Harvard Mid-Term Value Enhancement Fund I, L.P.**
       Form 10-K for the year ended December 31, 2009
       Filed on March 31, 2010
       File No. 000-51292

Dear Mr. Gary S. Bresky:

  We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

             Sincerely,

             Cicely LaMothe
             Branch Chief